November 9, 2017

Via EDGAR

Kasey Robinson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Realty Trust, Inc.
Registration Statement on Form S-3
Filed October 10, 2017
File No. 333-220887

Dear Ms. Robinson:

In connection with the letter dated November 9, 2017 pursuant to which Digital Realty Trust, Inc. (the “Company”) responded to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received telephonically on October 26, 2017, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIGITAL REALTY TRUST, INC.

By:	/s/ Joshua A. Mills
Name:	Joshua A. Mills
Title:	Senior Vice President, General Counsel and Secretary